SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Completion of Desktop Metal Transaction

On April 2, 2025 (the “Closing Date”), Nano Dimension Ltd., an Israeli company (the “Company”) completed the previously announced transaction with Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”) pursuant to the Agreement and Plan of Merger, dated as of July 2, 2024 (the “Merger Agreement”), by and among the Company, Desktop Metal and Nano US I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub merged with and into Desktop Metal (the “Merger”), with Desktop Metal surviving the Merger as an indirect wholly owned subsidiary of the Company.

Merger Consideration

Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Desktop Metal’s common stock, par value $0.0001 per share (the “Desktop Metal Common Stock”) (other than (i) shares held by Desktop Metal as treasury stock or held by the Company or Merger Sub or any wholly-owned subsidiary of the Company or Merger Sub and (ii) shares of Desktop Metal Common Stock held by stockholders who are entitled to and have properly demanded appraisal for such shares in accordance with, and who have complied in all respects with, Section 262 of the Delaware General Corporation Law), were converted into the right to receive an amount in cash equal to $5.295 (the “Per Share Merger Consideration”).

In addition, at the Effective Time:

●	Each option to purchase Desktop Metal Common Stock (each, a “Desktop Metal Stock Option”) that was outstanding, vested and unexercised immediately prior to the Effective Time was cancelled and converted into the right to receive an amount in cash equal to the Per Share Merger Consideration in respect of the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Desktop Metal Stock Option, multiplied by (ii) the number of shares of Desktop Metal Common Stock subject to the vested portion of such Desktop Metal Stock Option immediately prior to the Effective Time, by (b) the Per Share Merger Consideration, without interest and less applicable tax withholdings.

●	Each restricted stock unit award of Desktop Metal (a “Desktop Metal RSU Award”) outstanding immediately prior to the Effective Time that was unvested was cancelled and replaced with a restricted stock unit award of the Company (a “Replacement RSU Award”), on similar terms and conditions as were applicable to a Desktop Metal RSU Award under the applicable incentive award plan prior to the Effective Time, except the Replacement RSU Award shall vest pro-rata over the three (3) years following the Closing Date (provided that certain holders of Desktop Metal RSU Awards will remain eligible for double-trigger accelerated vesting under the Desktop Metal, Inc. Severance Plan). The number of Company Ordinary Shares, par value NIS 5.00 per share (the “Company Ordinary Shares”) underlying a the Replacement RSU Award will be determined by multiplying the number of shares of Desktop Metal Common Stock covered by a Desktop Metal RSU Award immediately prior to the Effective Time by the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the volume weighted average price of an American depositary share of the Company (representing a beneficial interest in one (1) Company Ordinary Share) for the ten (10) consecutive trading days ending on (and including) the trading day that was immediately preceding the day that was three (3) days prior to the Closing Date, rounding down to the nearest whole number of shares; provided, however, that in no event shall the number of Company Ordinary Shares underlying such Replacement RSU Awards exceed the Maximum ADS Amount (as defined in the Merger Agreement).

●	Each performance-based restricted stock unit award of Desktop Metal (each, a “Desktop Metal PSU Award”) outstanding immediately prior to the Effective Time that remained unvested was cancelled in full for no consideration.

Each Desktop Metal Option, Desktop Metal RSU Award and Desktop Metal PSU Award will no longer have any force and effect on or after the Effective Time.

Press Release

On April 2, 2025, the Company issued a press release announcing, among other things, the closing of the Merger, a copy of which is furnished herewith as Exhibit 99.1.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding Exhibit 99.1, are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004, 333-249184, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the SEC, and is to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description
99.1	Press Release dated April 2, 2025, titled “Nano Dimension Completes Acquisition of Desktop Metal”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.

(Registrant)

Dated: April 2, 2025	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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